SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of the Securities Exchange Act of 1934

For the month of May & June 2004

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If <<yes>> is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Press release

Thomson Expands its European Film and

Post Production Operations with Acquisitions of Madrid Film

Group and International Recording

Los Angeles/Paris, May 10, 2004 — Thomson (Euronext Paris: 18453; NYSE: TMS), the world leader in integrated solutions (technologies, equipment and services) for the entertainment and media industries, today announced two strategic acquisitions to expand its geographic reach and service offerings for the filmmaking community worldwide. Thomson plans to acquire Madrid Film SL, also known as Madrid Film Group, the highly respected and largest film and post production operation in Spain. In addition, Thomson is acquiring International Recording, a Rome-based company specializing in creating multiple foreign language versions for theatrical and broadcast content, as well as for video games.

With 150 employees and operations in Madrid and Barcelona, Madrid Film Group offers a broad range of photochemical and digital services, including front-end negative processing for feature filmmakers, black & white and color film processing (35mm and 16mm), and feature release printing for 35mm and super 16mm. The labs in Madrid and Barcelona have significant video capabilities, which are able to handle transfer of film to video and digital formats. The Madrid location also offers Digital Intermediates processing services, which complement Technicolor’s Los Angeles, New York, and Montreal-based capabilities in this emerging market. Technicolor is one of the world’s largest providers of Digital Intermediates services, having been involved in such titles as Pirates of the Caribbean, Seabiscuit, Kill Bill Volume 2, Thirteen, and Scooby Doo 2.

Highly touted as one of Italy’s best sound facilities, International Recording has 33 employees and specializes in creating multiple foreign language versions for theatrical and broadcast content as well as video games. IR is a well-established facility with 5 mixing stages, 6 automatic dialogue replacement (ADR) stages and full optical sound track negative and transfer services.

The acquisitions will further expand the geographic reach and service offerings available to the filmmaking community worldwide through Thomson’s film and post-production activity. Film and post-production falls within Thomson’s Digital Content Solutions Division, which provides a variety of end-to-end digital and analog services and media solutions to content owners and creators under the Technicolor brand. The acquisition of the 80-year-old Madrid Film Group represents the first major European expansion outside of Thomson’s existing operations in London and Rome, and expands its presence in the fast-growing Spanish film and post production market. Acquiring International Recording bolsters Thomson’s position in the market for foreign language versioning, which has exploded in recent years as motion picture studios, television networks and video game providers increase the number of foreign language versions of their content. Both acquisitions will be integrated into Technicolor’s growing sound services capabilities and long-standing lab and post production facilities in Europe following the closing the agreements, expected during the second quarter 2004.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, or regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

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About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) is the leading provider of technology and service solutions for integrated entertainment and media companies. By capitalizing on and expanding its leadership positions at the intersection of entertainment, media and technology, Thomson provides end-to-end solutions to content creators, video network operators and manufacturers and retailers through its Technicolor, Grass Valley, THOMSON and RCA brands. For more information: www.thomson.net

Technicolor Entertainment Services (TES), part of Thomson’s Digital Content Solutions division, is the number one processor of motion picture film worldwide and a leading provider of creative/post-production, cinema distribution and digital cinema services. With facilities worldwide, TES service lines include:

•	Technicolor Release Print Services processes and prints 16/35/65/70 mm formats, dailies, answer prints, intermediates, and trailers.

•	Technicolor Creative Services provides production, post-production and post post-production services ranging from film and audio restoration and preservation, in both analog and digital formats, to DVD compression and authoring, VOD encoding, to episodic television and commercial advertising completion.

•	Technicolor Cinema Distribution Services provides high-quality distribution and logistics management services for motion picture release prints and advertising collateral through state-of-the-art technologies and an efficient distribution pipeline.

•	Technicolor Digital Cinema is the leading provider of a comprehensive suite of digital cinema services and solutions, which include compression, encryption, distribution, storage and scheduling/playback as well as in-theatre management systems, maintenance and support.

For more information: www.technicolor.com

Press release

Thomson and DIRECTV Sign Long-Term Supply and

Development Agreement; Thomson to Purchase Hughes

Network Systems Set-Top Box Manufacturing Assets

El Segundo, Calif./Paris, May 12, 2004 — The DIRECTV Group, Inc. (NYSE: DTV), the parent company of Hughes Network Systems, Inc. (HNS), and Thomson (Euronext Paris: 18453; NYSE: TMS), the world leader in integrated solutions (technologies, equipment and services) for the entertainment and media industries, today announced a definitive agreement for the long-term development and supply of digital satellite set-top boxes (STBs). As part of the transaction, Thomson will also acquire HNS’ set-top box manufacturing assets.

The five-year supply agreement provides DIRECTV with an experienced partner for its forthcoming product and service development initiatives. Thomson will be involved in the technology development of new set-top box models during the contract period and will manufacture a full range of receivers including DIRECTV-brand high definition and digital video recorder (DVR) receivers, with an objective to deliver home receiving units that meet DIRECTV’s pricing, quality and time-to-market objectives.

Based on the contract terms, Thomson expects to more than double its current annual revenues with DIRECTV. DIRECTV will receive from Thomson $250 million cash upon close of the sale of HNS’ set-top box manufacturing assets. In addition, the agreement includes incentives to DIRECTV — based on revenues and set-top box order volume to Thomson over the next five years — that could increase the amount paid to as much as $400 million, including the up front amount. Thomson will be the lead supplier of DIRECTV System set-top receivers accounting for half of its needs.

The agreement is expected to close in the second quarter of 2004, pending customary regulatory reviews and approvals.

“This transaction reinforces our strategy to focus our business on DIRECTV and making DIRECTV the best television service available in the country,” said Rômulo Pontual, executive vice president and chief technology officer, The DIRECTV Group. “Thomson is the original manufacturer of DIRECTV receivers and over the years has been at the forefront of developing new set-top box features and technologies. We look forward to continuing our relationship with Thomson and working closely with them to bring innovative new products to DIRECTV customers that will enhance their viewing experience.”

HNS has played a key role in the evolution of DIRECTV set-top box technology, and has continued to develop the products and the business to become a market leader with close to 16 million boxes shipped to date. With the sale of these assets, HNS’ principal business will consist of DIRECWAY® broadband satellite networks and services for customers worldwide (HNS has over 70% market share in this VSAT industry); SPACEWAY™, the next-generation Ka-band satellite system, planned for commercial launch in 2005; and satellite-based communications systems, networks, and equipment.

“This agreement reinforces and further expands our long term technology and supply relationship with DIRECTV, and strengthens our strategic relationship with News Corp.,” said Ghislain Lescuyer, senior executive vice president for Thomson. “We are pleased to become the market leader for DIRECTV and expect to provide to DIRECTV and its subscribers the same degree of innovation and excellence that has characterized our relationship over the last 10 years.”

The agreement significantly reinforces Thomson’s Video Networks Solutions Division, which provides digital equipment and services for broadcast television, cable and other network operators. Through this division, Thomson is one of the world’s leading suppliers of digital cable and satellite set top boxes, DSL modems and IP Video set top boxes. As part of this agreement, Thomson will further expand its leadership position in providing advanced technology and solutions to integrated media companies around the world.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbour” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, or regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About The DIRECTV Group, Inc.

The DIRECTV Group, Inc. (NYSE: DTV) is a world-leading provider of digital multichannel television entertainment, broadband satellite networks and services, and global video and data broadcasting. The DIRECTV Group is 34 percent owned by Fox Entertainment Group, which is approximately 82 percent owned by News Corporation Ltd. Visit DIRECTV at directv.com.

About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) is the leading provider of technology and service solutions for integrated entertainment and media companies. By capitalizing on and expanding its leadership positions at the intersection of entertainment, media and technology, Thomson provides end-to-end solutions to content creators, video network operators and manufacturers and retailers through its Technicolor, Grass Valley, RCA and THOMSON brands. For more information: www.thomson.net

Thomson’s Broadband Access Products activity, part of Thomson’s Video Network Solutions division, is a leading supplier of digital entertainment receivers to the world’s major satellite, cable and terrestrial broadcasters. It is also one of the leading suppliers of high-speed modems, IP set-top boxes, and telephones to telephone companies around the globe. Products are marketed under several brands including RCA, Thomson, and SpeedTouch.

Press release

TCL-Thomson Electronics: TCL International Shareholders

Meeting convened for final approval to form TTE

Paris, France, June 2nd, 2004 — Thomson (Euronext Paris: 18453; NYSE: TMS), the world leader in integrated solutions (technologies, equipment and services) for the entertainment and media industries, has been informed that TCL International Holdings Limited (“TCL International”, HKSE stock code: 1070), the leading multimedia consumer electronics manufacturer in China, convened today a meeting of its shareholders to be held on July 2, 2004 to give final approval to form TCL-Thomson Electronics Corporation (“TTE”) and the arrangements for the future operations of TTE on a global basis.

In connection with the convening of this shareholders meeting, TCL International dispatched to its shareholders a circular in relation to Major and Connected Transactions associated with the establishment of TTE, as required by local regulations. The circular also includes certain financial information relating to TCL International and to the Thomson television business presented on a stand-alone basis. The presentation of the Thomson television business reflects the scope of assets to be contributed by Thomson to TTE in compliance with the requirements of the local regulators.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, or regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

* * *

About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) is the leading provider of technology and service solutions for integrated media and entertainment companies. By capitalizing on and expanding its leadership positions at the intersection of entertainment, media and technology, Thomson provides end-to-end solutions to content creators, video network operators, manufacturers and retailers through its Technicolor, Grass Valley, THOMSON and RCA brands. For more information: www.thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3rd, 2004

THOMSON S.A.

By:	/s/ Julian Waldron
Name: Julian Waldron Title: Senior Executive Vice President, Chief Financial Officer